August 2, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:  Johnson & Johnson
     Form 10-K for Fiscal Year Ended January 1, 2006
     File No. 1-03215

Dear Mr. Rosenberg:

On July 25, 2006, in a phone conference with Mr. Mark
Brunhofer, we discussed four follow-up requests to our response to your letter of May 31, 2006. The items were as follows:

1. Relocate Schedule II - Valuation and Qualifying Accounts currently included in the Form 10-K to Management's
Discussion and Analysis of Results of Operations and Financial Condition in the Annual Report.

2. Disaggregate the accrued rebates, returns and promotions line within Schedule II to three distinct line items.

3. Enhance the disclosure of sales returns allowances within Management's Discussion and Analysis of Results of
Operations and Financial Condition.

4. Include an assertion regarding the impact that reasonably likely changes to our assumptions could have on our financial statements.

Our response to these items is as follows:

1. We will include Schedule II type disclosure- Valuation and Qualifying Accounts within Management's Discussion and Analysis of Results of Operations and Financial condition beginning with the fiscal year ended December 31, 2006 and for all subsequent year end filings. This schedule will be included by segment for the current year and the prior year. A summary schedule for our three segments of business in the aggregate for the current year and 2 prior years will continue to be included as Schedule II in our Form 10-K.

2. We will disaggregate the accrued rebates, returns and promotions line into three distinct line items in both the segment disclosure within Management's Discussion and Analysis of Results of Operations and Financial Condition and the summary schedule appearing as Schedule II within the Form 10-K. We will include this beginning with the fiscal year ended December 31, 2006 and for all subsequent year end filings.

3. Beginning in our Form 10-K for the fiscal year ended
December 31, 2006, the disclosure of sales returns allowances will be enhanced to include the following language:

Sales Returns Allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. We will also include the balance of the reserve for sales returns by segment for the current year and prior year end.

4.  Beginning in our Form 10-K for the fiscal year ended
December 31, 2006, we will include an assertion regarding the impact that reasonably likely changes to our assumptions could have on our financial statements.

If you have any questions or comments, please call me at
(732) 524-3737 or Phil Savas, Assistant Corporate
Controller, Financial Reporting and Analysis at (732) 524-
3566.

                                        Sincerely,



                                        Stephen J. Cosgrove


cc:  W. C. Weldon
     R. J. Darretta
     S. M. Rosenberg
     P. A. Savas